EXHIBIT 3.4

CERTIFICATE OF AMENDMENT

OF

ARTICLES OF INCORPORATION

OF

CENTER FINANCIAL CORPORATION

JAE WHAN YOO and ANNA HUR certify:

1. That they are President and Assistant Secretary, respectively, of Center Financial Corporation, a California corporation.

2. That the first paragraph of Article THREE of the Company’s Articles of Incorporation, which currently reads as follows:

“ARTICLE THREE: AUTHORIZED STOCK. This Corporation is authorized to issue two (2) classes of stock: one class of shares to be called “Common Stock;” the second class of shares to be called “Serial Preferred Stock.” The total number of shares of stock which the Corporation shall have authority to issue is Fifty Million (50,000,000), of which Forty Million (40,000,000) shall be Common Stock and Ten Million (10,000,000) shall be Serial Preferred Stock. When this amendment to the Articles of Incorporation has been filed with the Secretary of State, each share of Common Stock issued and outstanding on the filing date shall be split up and converted into two (2) shares.”

shall be and hereby is amended to read in full as follows:

“ARTICLE THREE: AUTHORIZED STOCK. This Corporation is authorized to issue two (2) classes of stock: one class of shares to be called “Common Stock;” the second class of shares to be called “Serial Preferred Stock.” The total number of shares of stock which the Corporation shall have authority to issue is One Hundred Ten Million (110,000,000), of which One Hundred Million (100,000,000) shall be Common Stock and Ten Million (10,000,000) shall be Serial Preferred Stock.”

3. That the foregoing amendment has been duly approved by the Board of Directors at a regular meeting held on January 13, 2010.

4. The foregoing amendment to the Articles of Incorporation increasing the authorized number of shares has been duly approved by the required vote of the outstanding shares of common stock voting separately as a class in accordance with Sections 902 and 903 of the Corporations Code. The total number of outstanding shares of the common stock of the corporation is 20,189,027. The number of common shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%. The number of shares of

Fixed Rate Cumulative Perpetual Preferred Stock, Series A outstanding is 55,000; and the number of shares of Mandatorily Convertible Non-Cumulative Non-Voting Perpetual Preferred Stock, Series B, is 73,500. None of the outstanding shares of either series of preferred stock have any voting rights with respect to the amendment.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth herein are true and correct of our own knowledge.

Executed at Los Angeles, California on March 31, 2010.

/s/ JAE WHAN YOO JAE WHAN YOO, President

/s/ ANNA HUR ANNA HUR, Assistant Secretary

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